# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NovaBay Pharmaceuticals, Inc., CIK 0001389545
CUSIP: 66987P409
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 2000 POWELL STREET, SUITE 1150, Emeryville, California (CA), 94608
Date of event which requires filing of this statement: 10/21/2025
Amends the filing with accession number 0001829126-25-006736
Filed by CIK 0001932843
Persons authorized to receive notices and communications: DAVID E. LAZAR, 44, Tower 100, The Towers, Winston Churchill San Francisco, Paitilla Panama City, Panama (R1), 07196, 646-768-8417

## Reporting persons
- David E. Lazar (CIK 0001932843): type of reporting person: individual (IN); citizenship or place of organization: Portugal (S1); source of funds: personal funds (PF); sole voting power 6,388,000; shared voting power 0; sole dispositive power 6,388,000; shared dispositive power 0; aggregate amount beneficially owned 6,388,000 (4.99% of the class)
  Comment: The amount reflected under "Sole Dispositive Power" consists of 6,388,000 shares of the Issuer's Common Stock, $0.01 par value per share (the "Common Stock") that were issued following the automatic conversion of the Issuer's Series D Convertible Preferred Stock, $0.01 par value per share (the "Series D Preferred Stock") as described in Item 6 below.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: NovaBay Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 2000 POWELL STREET, SUITE 1150, Emeryville, California (CA), 94608
Comment: The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. As a result of recent increases in the outstanding shares of Common Stock of the Issuer, the filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares owned by the Reporting Person is based upon 127,894,134 shares of Common Stock outstanding as of January 29, 2026 based upon information provided by the Issuer.

As of the close of business on January 29, 2026, the Reporting Person beneficially owned 6,388,000 Shares.

Percentage: Approximately 4.99%
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 6,388,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,388,000
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: The transactions in the Shares by the Reporting Person during the past sixty days are set forth in more detail in Item 6.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

At the Annual Meeting, the Issuer's stockholders approved, among other things, the conversion of Series D Preferred Stock into shares of common stock ("Stockholder Approval"). Three business days following such Stockholder Approval, all of the Reporting Person's Series D Preferred Stock was automatically converted into shares of the Issuer's Common Stock.

## Signatures
- David E. Lazar: /s/ David E. Lazar, David E. Lazar (01/29/2026)